SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp announces the Minutes of the 90th Board of Directors’ Meeting” dated on October 03, 2003.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 90th Board of Directors’ Meeting

October 03, 2003 (02 pages)

For more information, please contact:

Charles E. Allen

TELESP, São Paulo, Brazil

Tel.:	(55-11) 3549-7200
Fax:	(55-11) 3549-7202
E-mail:	callen@telesp.com.br
URL:	www.telefonica.net.br

(São Paulo – Brazil, October 03, 2003) Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 90th Board of Directors’ meeting held on October 03, 2003:

1. DATE, TIME AND PLACE OF THE MEETING: October 02, 2003, at 10:30 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and Pedro Riviere Torrado – Secretary.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and the legal “quorum” to proceed with the meeting was verified as stated in the Company’s bylaws.

4. DELIBERATIONS:

4.1 Taking into consideration the modifications to the Company’s bylaws approved in the 15th General Shareholders Meeting held on August 14, 2003, regarding the composition of the Executive Board and its functions, the Board of Directors approved, as a complement of the mandate ending in the date of the General Shareholders Meeting of 2004, the appointment of Mr. Gilmar Roberto Pereira Camurra, Brazilian, divorced, business administrator, with identify card RG # 7.990.926 SSP/SP and CPF/MF # 810.374.908-78, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851 – 21st floor, São Paulo, SP, for the position of Vice President for Financial Planning. The appointee declared that has not been charged by any of the crimes that the law states as impediments to execute the functions that belong to the position he is taking, specially those listed in paragraphs 1 and 2 of the Law # 6404/76.

4.1.1 Taking into consideration the appointment agreed on this meeting, the Board of Directors ratifies the composition of the Executive Board, all with office ending in the date of the General Shareholders’ Meeting of 2004, as follows: (a) President: Fernando Xavier Ferreira; (b) Vice-President of Corporate and Regulatory Strategy: Eduardo Navarro de Carvalho; (c) Vice President for Financial Planning: Gilmar Roberto Pereira Camurra; (d) Chief Executive Officer: Manoel Luiz Ferrão de Amorim; (e) Executive Vice-President of Strategic Planning: Stael Prata Silva Filho; (f) Vice-President of Administration and Finance and Investor Relations Officer: Carlos García-Albea Ristol; (g) Vice-President of Network: Luis Antón Pansin; (h) Commercial Vice-President for Businesses: Mariano Sebastian de Beer; (i) Commercial Vice-President for Residential Clients: Fábio Silvestre Michelli; (j) Vice-President of Human Resources: José Carlos Misiara; (k) Vice-President for Long Distance and Interconnection Businesses: Bento José de Orduña Viegas Louro; and (l) Vice-President of Organization and Information Systems: Fernando Antonio Miguel.

4.2 Approved, ad referendum of the General Shareholders’ Meeting, the proposal of the Executive Board to declare interim dividends for a total amount of R$ 1,803,000,000.00 (one billion, eight hundred three million reais), to be charged to the retained earnings as of June 30, 2003. The dividend will be granted to the common and preferred shareholders individually registered as such at the end of the day, on October 02, 2003. The payment of said dividends will start on October 20, 2003. It was also decided that the dividends will be charged to the mandatory minimum dividend for the fiscal year 2003

5. CLOSING OF THE MEETING: At the end of the meeting as there were no more subjects to be discussed, this minute was approved and signed by the counselors and the secretary, and will henceforth be contained in the meeting log.

Fernando Xavier Ferreira – President of the Board

José María Alvarez-Pallete López– Vice President of the Board

Carlos Masetti Junior

Enrique Used Aznar

Félix Pablo Ivorra Cano

Fernando Abril-Martorell Hernández

Jacinto Díaz Sánchez

José Fernando de Almansa Moreno-Barreda

Juan Carlos Ros Brugueras

Manoel Luiz Ferrão de amorim

Rosa Cullel Muniesa

Victor Goyenechea Fuentes

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: October 03, 2003.	By:	/S/ CHARLES E. ALLEN
		Name:	Charles E. Allen
		Title:	Investor Relations Director